UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Veoneer, Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

92336X109
(CUSIP Number)

May 28, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92336X109		13G	Page 2 of 5
1	NAME OF REPORTING PERSON Fjärde AP-fonden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 9,721,679 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,721,679 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,721,679 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.7% (2)
12	TYPE OF REPORTING PERSON OO

(1) Comprised of (i) 5,500,000 shares of Common Stock, par value $1.00 (the “Common Stock”), of Veoneer, Inc. (the “Issuer”) and (ii) 4,221,629 Swedish Depositary Receipts, each representing one share of Common Stock.

(2) Based on a total of 111,372,130 shares of Common Stock outstanding as of May 28, 2019, after giving effect to the May 22, 2019 offering of Common Stock by the Issuer (without giving effect to any exercise by the underwriters of that offering of their over-allotment option to purchase additional shares) as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on May 24, 2019.

Item 1	(a).	Name of Issuer: Veoneer, Inc.
Item 1	(b).	Address of Issuer’s Principal Executive Offices: Klarabergsviadukten 70, Section C6, Box 13089, SE-103 02, Stockholm, Sweden

Item 2	(a).	Name of Person Filing: Fjärde AP-fonden
Item 2	(b).	Address of Principal Business Office or, if none, Residence: Box 3069/Jakobsbergsgatan 16, SE 103 61 Stockholm
Item 2	(c).	Citizenship: Sweden
Item 2	(d).	Title of Class of Securities: Common Stock, par value $1.00 per share
Item 2	(e).	CUSIP Number: 92336X109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership

(a)

AMOUNT BENEFICIALLY OWNED:

See responses to Item 9 on the cover page.

(b)

PERCENT OF CLASS:

See responses to Item 11 on the cover page.

(c)

NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)

SOLE POWER TO VOTE OR TO DIRECT THE VOTE

See responses to Item 5 on the cover page.

(ii)

SHARED POWER TO VOTE OR TO DIRECT THE VOTE

See responses to Item 6 on the cover page.

(iii)

SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

 See responses to Item 7 on the cover page.

(iv)

SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

See responses to Item 8 on the cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.
Item 8.	Identification and Classification of Members of the Group
Not Applicable.
Item 9.	Notice of Dissolution of Group
Not Applicable.
Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 204.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2019

Fjärde AP-fonden

By:	/s/ Per Colleen
Name:	Per Colleen
Title:	Head of Fundamental Equities

By:	/s/ Ulrika Malmberg Livijn
Name:	Ulrika Malmberg Livijn
Title:	General Counsel